TASEKO MINES LIMITED
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

INFORMATION CIRCULAR
as at February 18, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on March 28, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Taseko Mines Limited. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-

249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Investor Services Inc "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive."

These security holder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares."

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263- 9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed February 18, 2008 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the date of the Record Date, there were 140,247,830 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at the Record Date.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended September 30, 2007, with the report of the auditor and related management discussion and analysis will be placed before the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at 10 (ten). The board proposes that the number of directors remain at ten. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at ten.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s ten nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 18, 2008.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled (7)
William P. Armstrong Director British Columbia, Canada	Since May 2006	10,000 Common Shares (1)

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled (7)
David J. Copeland Director British Columbia, Canada	Since March 1994	990,045 Common Shares(2)
T. Barry Coughlan Director British Columbia, Canada	Since February 2001	63,000 Common Shares(6)
Scott D. Cousens Director British Columbia, Canada	Since October 1992	684,766 Common Shares(2)
Robert A. Dickinson Director British Columbia, Canada	Since January 1991	315,600 Common Shares(2)
David Elliott Director British Columbia, Canada	Since July 2004	60,000 Common Shares(2)
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	583,300 Common Shares(3)
Wayne Kirk Director California, USA	Since July 2004	50,000 Common Shares (2)
Jeffrey R. Mason Secretary, Chief Financial Officer and Director British Columbia, Canada	Since February 1994	10,000 Common Shares (4)
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,339,346 Common Shares(5)

Notes:

1.

Mr. Armstrong holds options to purchase 90,000 Common Shares at an exercise price of $2.68 per Share expiring on March 28, 2011, 81,000 Common Shares at $3.07 per Share expiring on February 24, 2012, 60,000 Common Shares at $4.50 per Share expiring on February 24, 2012 and 21,000 Common Shares at $5.06 per Share expiring on February 24, 2012.

2.

Mr. Copeland, Mr. Cousens, Mr. Dickinson, Mr. Elliott and Mr. Kirk each hold options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 40,000 Common Shares at $2.63 per Share expiring on March 28, 2011, 81,000 Common Shares at $3.07 per Share expiring on February 24, 2012, 60,000 Common Shares at $4.50 per Share expiring on February 24, 2012 and 21,000 Common Shares at $5.06 per Share expiring on February 24, 2012

3.

Mr. Hallbauer holds options to purchase 780,000 Common Shares at an exercise price of $1.15 per Share expiring on September 28, 2010, 675,000 Common Shares at $3.07 per Share expiring on February 24, 2012 and 500,000 Common Shares at $4.50 per Share expiring on February 24, 2012. Certain of Mr. Hallbauer’s common shares are held by companies beneficially owned or controlled by Mr. Hallbauer.

4.

Mr. Mason holds options to purchase 50,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 40,000 Common Shares at $2.63 expiring on March 28, 2011, 165,000 Common Shares at $3.07 per Share expiring on February 24, 2012 and 135,000 Common Shares at $4.50 per Share expiring on February 24, 2012.

5.

Mr. Thiessen holds options to purchase 75,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 60,000 Common Shares at $2.63 expiring on March 28, 2011, 165,000 Common Shares at $3.07 per Share expiring on February 24,

2012, 90,000 Common Shares at $4.50 per Share expiring on February 24, 2012 and 25,000 Common Shares at $5.06 per Share expiring on February 24, 2012.
6.

Mr. Coughlan, holds options to purchase 17,000 Common Shares at an exercise price of $2.18 per Share expiring on March 28, 2011, 20,000 Common Shares at $2.63 per Share expiring on March 28, 2011, 81,000 Common Shares at $3.07 per Share expiring on February 24, 2012, 60,000 Common Shares at $4.50 per Share expiring on February 24, 2012 and 21,000 Common Shares at $5.06 per Share expiring on February 24, 2012.

7.	This information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date of February 18, 2008.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

WILLIAM P. ARMSTRONG, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the Teck Cominco’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong has been involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	June 2006	Present
Compania Minera El Brocal	Director	January 2001	Present

DAVID J. COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President, CEO	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	CEO	September 2006	September 2007
	Chairman	September 2007	Present

T. BARRY COUGHLAN, BA – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for which Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006

DAVID ELLIOTT, B.Comm., ICD.D, FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and audit committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2003
	President	May 2002	June 2004

RUSSELL E. HALLBAUER, P.Eng. – President, Chief Executive Officer and Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present

WAYNE KIRK, LLB – Director

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	February 2008
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	May 2007
	Chief Financial Officer	February 1999	May 2007
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	February 2008
	Secretary	November 1995	February 2008
	Chief Financial Officer	June 1998	February 2008

Company	Positions Held	From	To
Detour Gold Corporation	Chief Financial Officer/Secretary	January 2007	November 2007
Farallon Resources Ltd.	Director	August 1994	February 2008
	Secretary	December 1995	December 2007
	Chief Financial Officer	December 1997	December 2007
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	February 2008
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	February 2008
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chief Financial Officer	November 2000	June 2007

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	August 2007
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	January 2007	Present
	Chairman	January 2007	Present

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

OTHER OFFICERS

BRIAN BATTISON – Vice President, Corporate Affairs

Brian Battison is responsible for all matters relating to corporate and public affairs, including government and community relations, First Nations liaison, sustainability and economic and social responsibility. Mr. Battison is a public affairs specialist with over 25 years of practical experience in policy development, issue management and communication in both the private and public sectors. He has been a senior political and policy advisor for the government of British Columbia, served as Interim President & CEO of the Mining Association of BC and spent more than a decade operating a private full service communications consulting firm specializing in strategic planning, program development, implementation and evaluation in the areas of mining and resource development, electrical energy, and health care.

SCOTT JONES, P.Eng. – Vice President, Engineering

Scott Jones has 25 years of experience in the mining industry, most recently as a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold’s Hemlo Operations. He has a B.Sc. in Mine Engineering from McGill University.

JOHN W. McMANUS, P.Eng. – Senior Vice President, Operations

John W. McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for 25 years where he has gained experience in mine operations, mine engineering and environmental management. Most recently, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Prior to that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in Yukon, British Columbia, and California.

APPOINTMENT OF AUDITOR

KPMG, LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the Audit Committee. KPMG, LLP was first appointed auditor of the Company on November 19, 1999 and has been the Company’s auditor since then.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, to disclose annually in its Annual Information Form or in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

Audit Committee Charter and Composition of Audit Committee

The Audit Committee has adopted a charter that sets out its mandate and responsibilities. A copy of the Audit Committee Charter is available for download from the Company’s website (www.tasekomines.com).

The Audit Committee, consisting of David Elliott, Wayne Kirk and William Armstrong, reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with Multilateral Instrument MI 52-110 and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Mr. Elliott, the Audit Committee’s chairman, is a Chartered Accountant and hence a financial expert.

Relevant Education and Experience

Disclosure respecting the education and experience of the Committee is provided in their biographies above. As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

The Company’s auditors, KPMG LLP, have not provided any material non-audit services.

Pre-Approval Policies and Procedures for Non-Audit Services

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by KPMG LLP to the Company to ensure auditor independence. Fees incurred with KPMG LLP for audit and non-audit services in the last two fiscal years are outlined in the following table.

Services:	Year ended	Year ended
	September 30, 2007	September 30, 2006
Audit Fees(1)	$399,102	$407,500
Audit-Related Fees(2)	5,550	18,000
Tax Fees(3)	–	32,000
All Other Fees(4)	–	–
	$404,652	$457,500

Notes:

(1)

"Audit Fees" include fees to perform the annual audit and, if requested, quarterly review of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”), most recently amended by the Board on August 14, 2007. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify of the principal risks and opportunities of the Company’s business and ensuring the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents as well as share trading black-out periods. A copy of the Manual is available for review at the Company’s website (www.tasekomines.com).

Composition of the Board of Directors

The policies require that the board of directors of a listed corporation determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the corporation. The policies recommend. that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and the board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for board members when they consider it advisable.

Under the policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, or is any of the Company’s current executive officers or served at the same time on that entity’s compensation committee, is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board of the Company is proposing 10 nominees for the office of director of whom four (4) of the nominees can be considered as “independent” directors. The “independent” nominees are T. Barry Coughlan, David Elliott, Wayne Kirk and William P. Armstrong. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are Messrs. David Copeland (provides engineering services), Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Former Chair and Co-Chair and provides geological consulting services), Russell Hallbauer (President and Chief Executive Officer), Jeffrey Mason (Secretary and Chief Financial Officer), and Ronald Thiessen (Chairman of the Board).

All directors, independent or non, except Mr. Hallbauer and Mr. Armstrong, serve together on other boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Inc. (“HDI”). As described in the Company’s Annual Information Form, HDI is a private company owned by eight publicly traded resource companies. HDI employs members of the executive management of all the eight companies (of which the Company is one) and HDI in turn invoices the companies for their share of these executive and director services as well as other services, including geological, accounting and administrative services, on a cost recovery basis. Other than Mr. Hallbauer, none of the other directors of the Company devotes substantially full time efforts to the Company.

The Board has established a Nominating and Governance Committee to formalize the process of ensuring high calibre directors and proper director succession planning. The committee considered and recommended reelection of the current Board. This Committee consists of William P. Armstrong, T. Barry Coughlan, Russell Hallbauer and Wayne Kirk., a majority of whom are independent (see below). The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

The policies suggest that (i) committees of the board of directors of a listed corporation generally be composed of at least a majority of independent directors (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation’s approach to governance issues, (iii) under the audit committee instrument, the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the board of directors appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

As well as an Audit Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee, an Investment Committee and an Executive Committee.

Compensation Committee

The Board has established a Compensation Committee consisting of William P. Armstrong, T. Barry Coughlan, and David Elliott. The Compensation Committee recommends compensation for the directors and Chief Executive Officer. See further disclosure under heading “Compensation of Executive Officers”. The charter for the Compensation Committee was most recently amended on August 14, 2007 and is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the directors, to review the performance of the Company’s executive officers and to make recommendations on compensation to the Board.

The Compensation Committee periodically considers the grant of stock options. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee consisting of William P. Armstrong, T. Barry Coughlan, Russell Hallbauer and Wayne Kirk. The charter for the Nominating and Governance Committee was most recently amended on August 14, 2007 and is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

The Nominating and Governance Committee has been given the responsibility of developing and recommending to the Board, the Company’s approach to corporate governance and will assist members of the Board in carrying out their duties. The Nominating and Governance Committee will also review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. The Company has formal procedures for assessing and evaluating the effectiveness of board committees as well as the Board as a whole. This function is carried out annually by the Nominating and Governance Committee whose evaluations and assessments are then provided to the Board.

Investment Committee

The Board has established an Investment Committee consisting of William P. Armstrong, David Elliott, Russell Hallbauer, Wayne Kirk and Jeffrey R. Mason.

Executive Committee

The Board has established an Executive Committee consisting of William P. Armstrong, Russell Hallbauer, Jeffrey R. Mason and Ronald W. Thiessen. The function of the Executive Committee is to review and authorize certain capital expenditures.

Board Decisions

Good governance policies require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility, which is not delegated to senior management or to a committee of the Board remains with the full Board.

The Board generally requires that all material transactions (those in excess of $1,500,000) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $1,500,000 also receive the approval of the plenary Board. The Company’s Manual includes provisions that deal with these and other related items.

Recruitment of New Directors and Assessment of Board Performance

Good governance policies require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The adoption of the charter for the Nominating and Governance Committee resulted in a formal procedure for assessing and evaluating the effectiveness of committees as well as the Board as a whole. This function will be carried out annually by the Nominating and Governance Committee.

The following table sets forth the record of attendance of board and committee meetings by Directors for the 12 months ended September 30, 2007.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
William P. Armstrong (4)	5 of 6	4 of 4	1 of 1	1 of 1
David J. Copeland	5 of 6	N/A	N/A	N/A
T. Barry Coughlan (1) (4)	5 of 6	1of 1	1 of 1	1 of 1
Scott D. Cousens	6 of 6	N/A	N/A	N/A
Robert A. Dickinson	5 of 6	N/A	N/A	N/A
David Elliott (2)	6 of 6	5 of 5	1 of 1	N/A
Russell E. Hallbauer	6 of 6	N/A	1 of 1	N/A
Wayne Kirk (3)	6 of 6	5 of 5	1 of 1	1 of 1
Jeffrey R. Mason	6 of 6	N/A	N/A	1 of 1
Ronald W. Thiessen	6 of 6	N/A	N/A	N/A

(1)	Compensation Committee Chairman.
(2)	Audit Committee Chairman.
(3)	Nominating and Governance Committee Chairman.
(4)	Effective February 7, 2007, Mr. Armstrong replaced Mr. Coughlan on the Audit Committee.

Other Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website and in addition has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Committee recommended the 10 current directors as nominees for election this year.

The Board has a Nominating and Governance Committee. The Nominating and Governance Committee is currently comprised of Messrs. Armstrong, Coughlan, Kirk and Hallbauer.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Nominating and governance Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit Committee, Compensation Committee and the Nominating and Governance Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Russell Hallbauer, President and Chief Executive Officer, Jeffrey Mason, Secretary and Chief Financial Officer, Ronald Thiessen, Chairman of the Board, John W. McManus, Vice-President, Operations and Scott Jones, Vice-President, Engineering are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years of September 30 is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensat ion ($)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Russell E. Hallbauer President and Chief Executive Officer	2007 2006 2005	421,250 335,000 79,135	80,000 Nil Nil	Nil Nil Nil	675,000(5) Nil 780,000(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ronald W. Thiessen Chairman of the Board, Former President and Chief Executive Officer	2007 2006 2005	188,648 132,027 38,418	Nil Nil Nil	Nil Nil Nil	165,000(5) 135,000(2) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary and Chief Financial Officer	2007 2006 2005	104,745 94,973 26,085	Nil Nil Nil	Nil Nil Nil	165,000(5) 90,000(3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John W. McManus Senior Vice President, Operations	2007 2006 2005	152,962 175,000 Nil	Nil Nil Nil	Nil Nil Nil	165,000(5) Nil 300,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Scott Jones, Vice President, Engineering	2007 2006 2005	150,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	51,000(5) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	These options were granted on May 31, 2005 at an exercise of $1.15 per Common Share and expire on September 28, 2010.
(2)

These options were granted as follows: 75,000 on March 28, 2006 at an exercise price of $2.18 per Common Share and expire on March 28, 2011 and 60,000 on April 5, 2006 at an exercise price of $2.63 per Common Share and expire on March 28, 2011.

(3)

These options were granted as follows: 50,000 on March 28, 2006 at an exercise price of $2.28 per Common Share and expire on March 28, 2011 and 40,000 on April 5, 2006 at an exercise price of $2.63 and expire on March 28, 2011.

(4)	These options were granted on September 22, 2005 at an exercise of $1.15 per Common Share and expire on September 28, 2010.
(5)	These options were granted on January 2, 2007 at an exercise of $3.07 per Common Share and expire on February 24, 2012.

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options and Stock Appreciation Rights

The Company did not have a stock appreciation rights (“SARs”) plan during the fiscal year ended September 30, 2007.

The share options granted to the Named Executive Officers during the financial year ended September 30, 2007 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Russell E. Hallbauer	675,000	2.04%	$3.07	$3.07	February 24, 2012
Ronald W. Thiessen	165,000	0.05%	$3.07	$3.07	February 24, 2012
Jeffrey R. Mason	165,000	0.05%	$3.07	$3.07	February 24, 2012
John W. McManus	165,000	0.05%	$3.07	$3.07	February 24, 2012
Scott Jones	51,000	0.02%	$3.07	$3.07	February 24, 2012

The share options exercised by the Named Executive Officers during the financial year ended September 30, 2007 and the values of such options at the end of September 30, 2007 were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Russell E. Hallbauer	Nil	Nil	1,005,000 / 450,000	1,587,750 / 1,381,500
Ronald W. Thiessen	Nil	Nil	145,000 / 155,000	383,050 / 444,800
Jeffrey R. Mason	Nil	Nil	115,000 / 140,000	311,650 / 409,100
John W. McManus	85,000	180,550	270,000 / 110,000	416,100 / 337,700
Scott Jones	10,000	158,150	17,000 / 84,000	52,190 / 207,880

The closing share price of the Company on September 30, 2007 was $5.20.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended September 30, 2007.

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefits or actuarial plans in place for the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer other than Mr. Hallbauer, Mr. McManus, and Mr. Jones who have employment agreements with Hunter Dickinson Inc. and are seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation Committee Disclosure

The purposes and responsibilities of the Compensation Committee with respect to compensation matters are to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. In furtherance of this purpose, the Compensation Committee has the following duties, responsibilities and authority:

(a)

The Committee shall recommend to the Board of Directors the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee shall review director compensation at least annually.

(b)

The Committee shall annually review the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the Board of Directors as needed.

(c)	The Committee shall recommend to the Board of Directors the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	The Committee shall recommend to the Board of Directors the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e)

The Committee shall recommend to the Board of Directors annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	The Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

The Committee shall periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	The Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Company.

(i)	The Committee shall administer the Company's stock option and other equity based compensation plans and determines the annual grants of stock options and other equity based compensation.

(j)	The Committee shall recommend to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

Report on Executive Compensation

This report on executive compensation has been prepared by the Board. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer and other executive officers.

The Company's Compensation Committee tracks and also retains independent compensation consultants for professional advice and as a source of competitive market information on compensation levels for the Company’s executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on companies in the mining industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Board approves executive bonus compensation dependent upon compensation levels based on the recommendations of the Compensation Committee, and such recommendations are generally based on survey date provided by independent consultants.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executives and employees taking into account a number of factors, including, base salary and bonuses and competitive factors. Vesting terms of options are determined by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on September 30, 2002, with the cumulative total return of the TSX Venture Exchange to March 7, 2006 and with the TSX Composite Index on March 8, 2006 to September 30, 2007:

Notes:

(1)	The Company ceased trading on the TSX Venture Exchange on March 7, 2006 and commenced trading on the TSX on March 8, 2006
(2)	No dividends have been declared.

Compensation of Directors

Each independent director of the Company is paid an annual director’s fee of $45,000 and an additional fee of $5,000 for the Audit Committee’s Chairperson and $3,000 each for other Committee Chairperson. Executive officers and non-independent directors do not receive additional compensation for serving as a director.

The following directors received options to purchase Common Shares under the Option Plan of the Company during the year ended September 30, 2007:

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Date of Grant	Expiration Date
William P. Armstrong	81,000	$3.07	January 2, 2007	February 21, 2012
David J. Copeland	81,000	$3.07	January 2, 2007	February 21, 2012
Barry Coughlan	81,000	$3.07	January 2, 2007	February 21, 2012
Scott D. Cousens	81,000	$3.07	January 2, 2007	February 21, 2012
Robert A. Dickinson	81,000	$3.07	January 2, 2007	February 21, 2012
David Elliott	81,000	$3.07	January 2, 2007	February 21, 2012
Russell E. Hallbauer	675,000	$3.07	January 2, 2007	February 21, 2012
Wayne Kirk	81,000	$3.07	January 2, 2007	February 21, 2012
Jeffery R. Mason	165,000	$3.07	January 2, 2007	February 21, 2012
Ronald W. Thiessen	165,000	$3.07	January 2, 2007	February 21, 2012

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Toronto Stock Exchange (“TSX”) requires that each company listed on the exchange, and proposing to grant options, have a stock option plan. In order to comply with the policies of the TSX, and to provide incentive to directors, officers, employees, management and others who provide services to the Company or any subsidiary to act in the best interests of the Company, the shareholders of the Company adopted a Share Option Plan (the “Option Plan”) at the Company’s annual meeting in 2006 and certain amendments were adopted at the company’s annual meeting in 2007. Under the policies of the TSX, the continuation of the Option Plan requires shareholder approval at every third annual meeting of the Company by ordinary resolution. Amendments to the plan were further approved by the shareholders at the last annual general meeting held on March 15, 2007. Under the Option Plan, a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less Common Shares reserved for issuance outstanding in the Option Plan, are reserved for options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”). This type of Option Plan is called a “rolling” plan. During the Company's financial year ended September 30, 2007, and to the date of the mailing of this Information Circular, options to purchase an aggregate of 8,153,500 Common Shares have been granted by the Company, representing approximately 5.8% of Common Shares outstanding. The Option Plan is subject to restrictions that provide that insiders may not be, as a group, issued in excess of 10% of the issued Common Shares within any 12 month period. The number of common shares issuable to insiders as a group under the option plan, when combined with common shares issuable to insiders under all of the Company’s other security based compensation plan, may not exceed 10% of the Company’s issued common shares and no exercise price of an option granted to an insider may be reduced nor an extension to the term of an option granted to an insider extended without further shareholders’ approval. The Company is of the view that the Option Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees by offering competitive compensation relative to other companies in the industry.

The material terms of the Option Plan are:

The exercise price of an option will be set by the Board at the time such option is allocated under the Option Plan, and cannot be less than the Market Price, calculated on the day before the grant. Market Price, as defined under the Option Plan and rules of the TSX, is based on the five day volume weighted average trading price (“VWAP”) of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume. Where appropriate, the TSX may exclude internal crosses and certain other special terms trades from the calculation.

An option can be exercisable for a maximum of 10 years from the effective date.

Vesting of options is at the discretion of the Board, and will generally be subject to:

(i)

the service provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii) remaining as a Director of the Company or any of its subsidiaries or affiliates during the vesting period.

No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(i)

in the case of the death of an optionee, any vested option held by him at the date of death will remain exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(ii)

subject to the other provisions of this section, vested options shall expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options shall immediately terminate without right to exercise same;

(iii)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same;

(iv)

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(v)

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the director is not re-elected.

º

All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender to such bid.

º

If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black out. The expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

º	Subject to provisions of the Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

The following table sets out equity compensation plan information as at the end of the financial year ended September 30, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights under equity compensation plans	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Option Plan)	5,707,367	$2.60	7,350,686
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,707,367	$2.60	7,350,686

Other notes:

(1)	The Company granted 3,578,834 options in the financial year ended September 30, 2007 and 2,497,000 options since September 30, 2007 to the date of the mailing of this Information Circular..

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2007, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

On November 13, 2007 the Company completed a private placement financing for 1,455,100 Common Shares at a price of $5.20 per Common Share for gross proceeds of $7,566,520. Russell Hallbauer, an officer and director of the Company, purchased 150,000 Common Shares and Ronald Thiessen, an officer and director of the Company, purchased 25,000 Common Shares of the private placement.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by eight public companies, one of which is the Company. HDI has certain directors in common with the Company and HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996 (the “Agreement”).

Pursuant to the Agreement an aggregate of $4,935,557 was paid directly by the Company to HDI for services rendered during the year ended September 30, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information circular and in the audited financial statements for the years ended September 30, 2007, the auditor’s report thereon and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most current interim financial statements and related management discussion and analysis, and additional information may be obtained from www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, February 25, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Russell Hallbauer”

Russell Hallbauer
President and Chief Executive Officer